(Letterhead of Baker & McKenzie LLP)

December 19, 2007

Robert Telewicz
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Redwood Mortgage Investors VIII
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 30, 2007
Form 10-Q for Quarterly Period Ended
September 30, 2007
Filed November 14, 2007
File No. 000-27816

Dear Mr. Telewicz:

On behalf of our client, Redwood Mortgage Investors VIII (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of November 20, 2007.  The following discussion and answers to your inquiries have been presented in numbered paragraphs to confirm to the numbered paragraphs in your letter.  For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

5. Real Estate Held for Sale, page 46

1.
We note that you have several properties classified as held for sale which have been held by the Company in excess of one year.  Explain to us how these properties meet the criteria in paragraph 30 of SFAS 144 to be classified as held for sale.  In your response, tell us the amount of depreciation expense that would have been recorded to date had these properties been classified as operating properties.  Lastly, assuming held for sale classification is appropriate, please tell us why the operations of these properties have not been classified as discontinued operations within the Consolidated Statements of Income.

The Redwood Mortgage Investors VIII partnership was formed for the primary purpose of investing in real estate loans in California.  Occasionally, the partnership may acquire through the foreclosure process, the underlying property in settlement of the loan.  The foreclosure process is one of several methods by which the partnership may use to collect the loan, and is considered a normal business operation.  Depending upon which scenario will benefit the partnership best, the general partners have the authority to dispose of, operate, improve or hold the foreclosed property.   All foreclosed property in question was made available for sale immediately after being acquired and possession was obtained.  We engage local real estate professionals familiar with selling properties similar to our property.  They may use a variety of methods to inform other professionals and the public of the availability of the property for sale. We acknowledge we may continue with improvements initiated by the prior owner of the property and we often enhance property value through additional improvements to the property however during this process we continue to offer the property for sale and the partnership will entertain all offers made.  The primary properties involved in the improvement process are located in San Francisco, CA.  San Francisco is subject to the local municipal and county permit and approval process which can extend several years.  During this time the property is still for sale on an “as-is” basis and evaluated for impairment of value. We believe classifying these assets as held for sale is correct, and the best indicator of the intentions of the partnership.    Market conditions may change resulting in a longer than anticipated time to sell and often times the properties themselves are unique and typically require a lengthy sales process.  Negotiated sales contracts have in the past not been concluded, which necessitated the reoffering of the property for sale.  To help ensure a timely sale, the general partners remain in contact with the real estate agents assigned the task of selling the property, to determine if the offered price is fair for the market.  The offered price will be adjusted downward, if indicated, to ensure a sale.

Regarding your depreciation question, all of the properties in question are either land, or land with structures being improved.  For structures being improved, all construction costs are capitalized and none of the properties are generating income.  As such, we would not have recorded any depreciation as depreciation expense is not appropriate.

We have not classified the operations of these properties as discontinued operations because; 1) we are not operating the properties for revenue generation, and 2) the acquisition of property through the foreclosure process and its subsequent sale is a standard mortgage industry method to recover the original loan.  Disposal of collateral acquired in the normal course of a mortgage lenders ongoing business operations should not be considered to be a discontinued operation, and classification as such in the Consolidated Statement of Income is inappropriate.

Certifications, pages 64 and 65

2.
We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Additionally, revise your certifications in future filings to eliminate the word “annual” from “annual report” in paragraphs 2 and 3 of your certifications.

As requested by the Staff, in the certifications for future filings, we will delete the individual’s title and eliminate the word “annual”.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader

Baker & McKenzie LLP

Two Embarcadero Center, 11th Floor

San Francisco, CA  94111-3802

cc:           Michael R. Burwell,

Redwood Mortgage Investors

SJS/lb

SFODMS/6535467.3